Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUPPLEMENTAL ANNOUNCEMENT

CONNECTED TRANSACTION IN RELATION TO THE FORMATION OF PARTNERSHIPS

Reference is made to (i) the announcement of the Company dated 26 August 2020 in relation to a connected transaction regarding the proposed formation of a partnership (the “Xincheng Partnership”) by the Company, CLP&C and Guangzhou Xinyue (each as a limited partner) with Guangzhou Jinhui (as the general partner) (the “Xincheng Announcement”), and (ii) the announcement of the Company dated 26 August 2020 in relation to a connected transaction regarding the proposed formation of a partnership (the “Science City Partnership”) by the Company and Haidian SAOMC (each as a limited partner) with China Life Properties and Zhongguanchun Technology Services (each as a general partner) (the “Science City Announcement”). Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Xincheng Announcement and the Science City Announcement.

The Company wishes to provide the progress and further information of the Xincheng Partnership and the Science City Partnership as follows:

THE XINCHENG PARTNERSHIP

As disclosed in the Xincheng Announcement, the parties originally intended to enter into the partnership agreement for the formation of the Xincheng Partnership (the “Xincheng Partnership Agreement”) by 30 September 2020. Due to the adjustment of timetable of CLP&C’s internal approval arrangement, the parties will not be able to enter into the Xincheng Partnership Agreement as originally scheduled. Based on the Company’s communications with CLP&C and other relevant parties, it is expected that the Xincheng Partnership Agreement will be entered into by the parties by 31 December 2020.

The Xincheng Partnership will primarily invest in financial assets and related assets in the inclusive financing sector. Specifically, the Xincheng Partnership will focus on the assets traded by and among large-scale state-owned commercial banks, national joint-stock commercial banks and other institutions with market leading position in the retail financing and inclusive financing sector. The investment in such assets can generate relatively stable income, and is in line with the Company’s fund allocation requirements.

The manager of the Xincheng Partnership is China Life Jinshi. It obtained the qualification of private equity fund manager from the Asset Management Association of China in April 2018, and received the Notice for the Registration of Insurance Private Equity Funds in January 2020, thus qualifying as an insurance private equity fund manager. China Life Jinshi is a platform for professional investment and management of funds within CLIC for the special opportunity and inclusive financing sector. China Life Jinshi has accumulated extensive experience in the above sector and established a good relationship of cooperation with the key market participants. It manages a number of investment products of the same type with a satisfactory performance track record.

Commission File Number 001-31914

THE SCIENCE CITY PARTNERSHIP

As disclosed in the Science City Announcement, the parties originally intended to enter into the partnership agreement for the formation of the Science City Partnership (the “Science City Partnership Agreement”) by 31 October 2020. As China Life Capital, the manager of the Science City Partnership, is assessing the expected profits of the Science City Partnership based on the latest market conditions and the expected operating conditions of the pipeline projects, it is expected that the Science City Partnership Agreement will be entered into by the parties by 31 December 2020.

The Science City Partnership will primarily focus on education and scientific research, and commercial and office properties in Haidian District, Beijing that meet the requirements of investment for insurance funds. With the most concentrated resources of scientific research, education and talents in China, Haidian District has prominent advantages of gathering high-tech and innovative enterprises. According to the market data compiled by an independent research institution for the second quarter of 2020, the vacancy rate of office space in the business district of Zhongguancun, Haidian District is the lowest among all business districts in Beijing and the rental level of the region ranks the second in Beijing. Large-scale real estate transactions are active in the region with a strong asset liquidity. The investment by the Company in the Scientific City Partnership will help it secure a steady investment income.

The manager of the Science City Partnership is China Life Capital. It was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution in June 2017. China Life Capital is a platform for professional investment and management of funds within CLIC with a focus on investment in real assets in such sectors as commercial properties and infrastructures. It manages a number of real estate private equity funds and its investment covers the sub-sectors of commercial property business including office buildings, shopping malls, logistics and industrial parks. China Life Capital has accumulated extensive experience in real estate investment and earned a good market reputation.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 29 September 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie